

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2024

Michael Brigham
Chief Executive Officer
ImmuCell Corporation
56 Evergreen Drive
Portland, ME 04103

      Re: ImmuCell Corporation
           Registration Statement on Form S-3
           Filed April 1, 2024
           File No. 333-278438

Dear Michael Brigham:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tyler Howes at 202-551-3370 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Life Sciences

cc: Norwood P. Beveridge, Esq.